Reply Attention of Virgil Z. Hlus
Direct Tel. 604.891.7707
EMail Address vzh@cwilson.com
Our File No. 28556-0001 / D/VZH/689523.1

March 4, 2005

Via edgar and courier

Securities and Exchange Commission
450 Fifth St NW
Washington DC 20549
USA

Attention: Pamela A. Long
Tracey Houser
Chris Edwards

Ladies and Gentlemen:

Re: Blue Earth Refineries Inc.
Form 20-F filed on October 1, 2004
Amendment No. 1 filed on November 19, 2004
Amendment No. 2 filed on December 22, 2004
Amendment No. 3 filed on January 20, 2005
Amendment No. 4 filed on February 24, 2005
File No. 0-50971

Thank you for your oral comments of February 28, 2005 with respect to Amendment No. 4 to the Registration Statement on Form 20-F filed by our client, Blue Earth Refineries Inc. (the "Company"), on February 24, 2005.

We understand that the final changes have been reviewed by Al Pavot of your office. We enclose three marked copies of Amendment No. 5 to the Form 20-F (the "Amendment").

We look forward to hearing from you regarding the Amendment. Should you have any questions, please do not hesitate to contact Virgil Hlus at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/
Encl.

cc: Blue Earth Refineries Inc.
Attn: Michael J. Smith, President

cc: Peterson Sullivan PLLC
Attn: Nathan Hartman